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02018027

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~51003~~

8-48268

RECEIVED FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NSA Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 East Woodfield Road, Suite 520
(No. and Street)

Schaumburg	Illinois	60173
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dirk C. Salberg — 847-517-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company LLP
(Name — *if individual, state last, first, middle name*)

2100 Clearwater Drive	Oak Brook	Illinois	60523
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, MARK BARATI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NSA SECURITIES CORPORATION, as of DECEMBER 31, XX2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, XXXXXXXXXXXXX

OFFICIAL SEAL
DIRK C SALBERG
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/01/04

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wolf&Company LLP
Certified Public Accountants

2100 Clearwater Drive
Oak Brook, Illinois 60523-1927
(630) 545-4500 FAX: (630) 574-7818

NSA Securities Corporation
1300 East Woodfield Road, Suite 520
Schaumburg, Illinois 60173

Attn: Mr. Dirk C. Salberg

Re: Supplement to Audit Report of NSA Securities Corporation for the year ended December 31, 2001

Gentlemen:

We have audited the statement of financial condition as of December 31, 2001 and the related statements of income, cash flows, changes in stockholder's equity, and related schedules for the year then ended in accordance with generally accepted auditing standards, and have issued our report thereon dated January 24, 2002.

Our audit of the financial records of NSA Securities Corporation for the year ended December 31, 2001 included a review of its accounting system, internal accounting controls, and applicable procedures for safeguarding securities with appropriate tests thereof for the year then ended.

In connection with our audit, we ascertained that, as of the audit date, the Company was in *compliance with the conditions for exemption from Rule 15c-3-3 pursuant to paragraph* (k)(2) *of the Rule and no* facts came to our attention indicating that the exemption had not been complied with during the period examined.

Reconciliation between the audited computation of net capital and the broker – dealer's corresponding unaudited Part II of Part IIA is not required, since no material difference exists.

Additionally, we found no material inadequacy in the accounting systems, internal accounting controls, the applicable procedures for safeguarding securities or the applicable practices and procedures referred to in paragraph (g)(I), (ii), (iii) or (iv) of Rule 17a-5.

This report is intended solely for the use of management and regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company LLP

Oak Brook, Illinois
January 24, 2002

NSA SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2001

CONTENTS

Wolf&Company LLP
Certified Public Accountants

2100 Clearwater Drive
Oak Brook, Illinois 60523-1927
(630) 545-4500 FAX: (630) 574-7818

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
NSA Securities Corporation
Schaumburg, Illinois

We have audited the accompanying statement of financial condition of NSA SECURITIES CORPORATION as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of December 31, 2000 were audited by Hutton, Nelson & McDonald LLP, who merged with Wolf & Company LLP as of September 1, 2001, and whose report dated January 17, 2001 expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of NSA Securities Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company LLP

Oak Brook, Illinois
January 24, 2002

NSA SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2001	December 31, 2000
Current assets:		
Cash	$ 164,683	$ 3,326
Money market account	66,383	125,664
Deposit with clearing organizations - money market account	25,000	25,000
Commissions receivable	258,700	336,533
Other receivables	22,922	-
	$ 537,688	$ 490,523

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Current liabilities:		
Accounts payable	$ 180,795	$ 159,000
Commissions payable	183,147	187,072
Accrued income taxes	1,816	865
Total current liabilities	365,758	346,937
Stockholder's equity:		
Common stock, no par value; authorized 1,000 shares; issued and outstanding 100 shares	5,000	5,000
Additional paid-in capital	20,953	20,953
Retained earnings	145,977	117,633
	171,930	143,586
	$ 537,688	$ 490,523

The accompanying notes are an integral part of these financial statements.

NSA SECURITIES CORPORATION
STATEMENTS OF INCOME

	For the Year Ended December 31, 2001	2000
Revenues:		
Brokerage commissions	$ 592,781	$ 267,823
Insurance commissions	812,396	1,200,763
Management fee	1,094,091	1,474,936
Mutual fund commissions	41,526	41,413
Investment income	8,988	10,367
License fee income	26,200	14,900
	2,575,982	3,010,202
Expenses:		
Commissions	1,507,499	1,862,709
Management service fees	1,033,283	1,123,358
Bank charges	-	223
	2,540,782	2,986,290
Net income before income taxes	35,200	23,912
Income taxes	6,856	4,985
Net income	$ 28,344	$ 18,927
Earnings per common share	$ 283.44	$ 189.27

The accompanying notes are an integral part of these financial statements.

NSA SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2000	$ 5,000	$ 20,953	$ 98,706
Net income	-	-	18,927
Balance, December 31, 2000	5,000	20,953	117,633
Net income	-	-	28,344
Balance, December 31, 2001	$ 5,000	$ 20,953	$ 145,977

The accompanying notes are an integral part of these financial statements.

NSA SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2001	2000
Cash flows from operating activities:		
Net income	$ 28,344	$ 18,927
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in commissions receivable	77,833	26,687
Increase in other receivables	(22,922)	-
Increase (decrease) in accounts payable	21,795	(16,000)
Decrease in commissions payable	(3,925)	(21,783)
Increase in accrued income taxes	951	256
Net cash provided by operating activities	102,076	8,087
Cash flows from investing activities:		
Net change in money market account	59,281	(41,983)
Net change in money market account deposited with clearing organizations	-	36,381
Proceeds from sale of marketable securities	-	168
Net cash provided by (used in) investing activities	59,281	(5,434)
Net increase in cash	161,357	2,653
Cash at beginning of year	3,326	673
Cash at end of year	$ 164,683	$ 3,326
Supplemental disclosure of cash flow information:		
Cash payment for:		
Income taxes	$ 5,905	$ 4,729

The accompanying notes are an integral part of these financial statements.

NSA SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

1. Summary of Accounting Policies

Nature of Operations - NSA Securities Corporation (the "Company") was incorporated in the State of Illinois on March 1, 1995 and became registered with the National Association of Securities Dealers on December 8, 1995. The Company is an introducing broker-dealer which clears security transactions through a fully disclosed clearing broker-dealer for various clients and registered representatives. The Company also provides investment supervision and money management services for its clients.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Marketable Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market is included in income.

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Earnings Per Share - Earnings per share are computed by dividing net income by the weighted average number of shares outstanding.

2. Deposit with Clearing Organizations

The Company is required to maintain a deposit with the clearing organizations. At December 31, 2001 and 2000, the deposit balances of $25,000 are restricted for that purpose.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 (Uniform Net Capital) of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $149,002 and $143,586 which was $124,617 and $120,456, respectively, in excess of its required net capital of $24,385 and $23,130, respectively. The Company's net capital ratio was 2.45 to 1 at December 31, 2001 and 2.42 to 1 at December 31, 2000.

4. Income Taxes

Income tax expense consists of the following:

	2001	2000
Current:		
Federal	$ 4,472	$ 3,340
Illinois	2,384	1,645
	$ 6,856	$ 4,985

The reasons for the difference between the provision for income taxes and federal income taxes at statutory rates of 34% were as follows:

	2001	2000
Federal income taxes at statutory rate	$ 11,968	$ 8,130
State income taxes, net of federal income tax benefit	1,573	1,086
Surtax	(6,685)	(4,231)
	$ 6,856	$ 4,985

5. Affiliation

NSA Securities Corporation is affiliated with Northern Securities Analysts, Inc. through common ownership.

For the years ended December 31, 2001 and 2000, NSA Securities Corporation paid Northern Securities Analysts, Inc. management service fees in the amount of $1,031,295 and $1,121,358, respectively. The amount due Northern Securities Analysts, Inc. at December 31, 2001 and 2000 was $180,795 and $159,000, respectively. The management service fees cover administrative and overhead expenses paid by Northern Securities Analysts, Inc.

Wolf&Company LLP
Certified Public Accountants

2100 Clearwater Drive
Oak Brook, Illinois 60523-1927
(630) 545-4500 FAX: (630) 574-7818

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

The Board of Directors
NSA Securities Corporation
Schaumburg, Illinois

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, on page 9, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company LLP

Oak Brook, Illinois
January 24, 2002

NSA SECURITIES CORPORATION
SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
For the Year Ended December 31, 2001

Line		
1	Total stockholder's equity from Statement of Financial Condition	$ 171,930
2	Deduct ownership equity not allowable for net capital	-
3	Total stockholder's equity qualified for net capital	171,930
6 a	Deduction - total nonallowance assets from Statement of Financial Condition	22,922
8	Net capital before haircuts on securities position	149,008
9	Haircuts on securities	6
10	Net capital	$ 149,002

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

11	Minimum net capital required	$ 24,385
12	Minimum dollar net capital required of reporting broker or dealer	5,000
13	Net capital requirement	24,385
14	Excess net capital	124,617
15	Excess net capital at 1,000% (149,002 - 10% of 365,758)	112,426
16	Total aggregate indebtedness liabilities from Statement of Financial Condition and total aggregate indebtedness	365,758
20	Percentage of aggregate indebtedness to net capital	2.45 to 1
21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-